Exhibit 99.1

Results of Annual General Meeting

London: Monday, April 27, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today announces that all ordinary resolutions and special resolutions put to its Annual General Meeting (“AGM”) held on April 27, 2020 were duly passed.  The poll results of the resolutions were as follows:

			Number of Votes (%)*
Resolutions			For	Against	Withheld#
1	To consider and adopt the audited financial statements and the reports of the directors and independent auditor for the year ended 31 December 2019.		622,475,006 (99.97825%)	135,425 (0.02175%)	209,095

2(A)	To re-elect Mr Simon To as a director.		547,656,413 (93.79515%)	36,229,215 (6.20485%)	38,935,898

2(B)	To re-elect Mr Christian Hogg as a director.		614,200,226 (98.61822%)	8,605,840 (1.38178%)	15,460

2(C)	To re-elect Mr Johnny Cheng as a director.		612,394,636 (98.32808%)	10,412,825 (1.67192%)	14,065

2(D)	To re-elect Dr Weiguo Su as a director.		612,400,256 (98.32849%)	10,410,325 (1.67151%)	10,945

2(E)	To re-elect Dr Dan Eldar as a director.		612,014,066 (98.26647%)	10,796,615 (1.73353%)	10,845

2(F)	To re-elect Ms Edith Shih as a director.		612,006,786 (98.26611%)	10,798,775 (1.73389%)	15,965

2(G)	To re-elect Mr Paul Carter as a director.		620,440,741 (99.61989%)	2,367,325 (0.38011%)	13,460

2(H)	To re-elect Dr Karen Ferrante as a director.		622,577,316 (99.96253%)	233,365 (0.03747%)	10,845

2(I)	To re-elect Mr Graeme Jack as a director.		619,884,406 (99.53097%)	2,921,135 (0.46903%)	15,985

2(J)	To re-elect Professor Tony Mok as a director.		622,805,231 (99.99912%)	5,450 (0.00088%)	10,845

3	To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to fix the auditor’s remuneration.		622,682,786 (99.97980%)	125,795 (0.02020%)	12,945

4	Ordinary Resolution No. 4(A) :	To grant a general mandate to the directors of the Company to issue additional shares.	615,116,216 (98.76581%)	7,686,590 (1.23419%)	18,720

	Special Resolution No. 4(B)	:	To disapply pre-emption rights (general power).	618,134,451 (99.25233%)	4,656,435 (0.74767%)	30,640

	Special Resolution No. 4(C)	:	To disapply pre-emption rights (in connection with an equity raise).	529,841,459 (86.65474%)	81,598,207 (13.34526%)	11,381,860

	Ordinary Resolution No. 4(D)	:	To grant a general mandate to the directors of the Company to repurchase shares of the Company.	622,786,026 (99.99584%)	25,890 (0.00416%)	9,610

5	Ordinary Resolution	:	To amend the 2015 Share Option Scheme and refresh the scheme mandate limit under the 2015 Share Option Scheme.	501,381,220 (85.77268%)	83,165,305 (14.22732%)	38,275,001

6	Special Resolution	:	To adopt a new memorandum and articles of association of the Company.	622,545,861 (99.96014%)	248,265 (0.03986%)	27,400

*  Percentages rounded to 5 decimal places

# A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for and against a resolution.

As at the date of the AGM, the number of issued shares of Chi-Med was 690,574,765, which was the total number of shares entitling the holders to attend and vote on the ordinary resolutions and special resolutions proposed at the AGM.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China.  For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500